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                                                                     Exhibit (j)

                          Independent Auditors' Consent

To the Shareholders and Board of Trustees of the Smith Barney Investment Series:

We consent to the reference, in this Prospectus, of our report dated December 13, 2002, on the statement of assets and liabilities for SB Government Portfolio (formerly known as "Smith Barney Government Portfolio") (the "Fund"), as of October 31, 2002, and the related statement of operations for the year then ended, and the statement of changes in net assets and financial highlights for each of the years in the two-year period then ended. These financial statements and financial highlights and our report thereon are included in the Annual Report of the Fund as filed on Form N-30D.

We consent to the reference to our firm under the heading "Financial Highlights" in the Prospectus.

                                                      KPMG LLP


New York, New York
July 21, 2003